EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY AS OF DECEMBER 31, 2011*

NAME	JURISDICTION OF INCORPORATION
Juniper Networks (Cayman) Limited	Cayman Islands
Juniper Networks Ireland	Ireland
Juniper Networks (Hong Kong), Ltd.	Hong Kong
Juniper Networks (US), Inc.	California, USA
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*	All other subsidiaries would not in the aggregate constitute a “significant subsidiary” as defined in Regulation S-X.